Exhibit 12.1
GENERAL MOTORS FINANCIAL COMPANY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	Years Ended December 31,
	2015	2014	2013	2012	2011
COMPUTATION OF EARNINGS:
Income before income taxes and equity income	$721	$815	$883	$744	$622
Fixed charges	1,609	1,402	724	319	275
	$2,330	$2,217	$1,607	$1,063	$897
COMPUTATION OF FIXED CHARGES:
Fixed charges:(a)
Interest expense(b)	$1,600	$1,393	$717	$315	$271
Implicit interest in rent	9	9	7	4	4
	$1,609	$1,402	$724	$319	$275

RATIO OF EARNINGS TO FIXED CHARGES	1.4X	1.6X	2.2X	3.3X	3.3X
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(a)
For purposes of such computation, the term "fixed charges" represents interest expense, including amortization of debt issuance costs, and a portion of rentals representative of an implicit interest factor for such rentals.

(b)	For 2015, 2014, 2013, 2012 and 2011 interest expense excludes $(16) million, $(33) million, $(4) million, $32 million and $67 million of purchase accounting adjustments.